December 5, 2012

Advaxis, Inc.

305 College Road East

Princeton, NJ 08540

609-452-9813

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Advaxis, Inc.
Withdrawal of Registration Statement on Form S-1
File Number: 333-184928

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Advaxis, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-184928), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 14, 2012.

The Registrant is requesting such withdrawal in response to the letter from the Commission, dated November 29, 2012, and the comment therein. The Registrant hereby confirms that no securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Thomas A. Moore, Advaxis, Inc., 305 College Road East, Princeton, NJ 08540, facsimile number (609) 452-9818, with a copy to Robert H. Cohen, Greenberg Traurig LLP, 200 Park Avenue, New York, New York 10166, facsimile number (212) 801-6400.

If you have any questions with respect to this matter, please contact Robert H. Cohen of Greenberg Traurig LLP at (212) 801-6907.

ADVAXIS, iNc.

By:	/s/ Thomas A. Moore
Name:	Thomas A. Moore
Title:	Chief Executive Officer